Consolidated financial statements of

Almaden Minerals Ltd.

(An exploration stage company)

Almaden Minerals Ltd.

(An exploration stage company)

December 31, 2009

Table of contents

Reports of independent registered chartered accountants	1-3

Consolidated balance sheets	4

Consolidated statements of loss	5

Consolidated statements of comprehensive loss	6

Consolidated statements of shareholders' equity	7

Consolidated statements of cash flows	8

Notes to the consolidated financial statements	9-38

Schedules
1. Consolidated schedules of general and administrative expenses	40-42
2. Consolidated schedule of share capital since inception	39

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the accompanying consolidated balance sheets of Almaden Minerals Ltd. and subsidiaries (the “Company”) as at December 31, 2009 and 2008, and the related consolidated statements of loss, comprehensive loss, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and for the cumulative period from incorporation September 25, 1980 to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Almaden Minerals Ltd. and subsidiaries as at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 and for the cumulative period from incorporation September 25, 1980 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

Independent Registered Chartered Accountants

Vancouver, Canada

March 29, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Almaden Minerals Ltd.

We have audited the internal control over financial reporting of Almaden Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009, of the Company and our report dated March 29, 2010, expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

Vancouver, Canada

March 29, 2010

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated balance sheets
as at December 31,
(Expressed in Canadian dollars)

	2009	2008
	$	$
Assets
Current assets
Cash and cash equivalents	13,142,671	12,318,950
Accounts receivable and prepaid expenses	702,227	448,675
Marketable securities (Note 4)	763,479	340,893
Inventory (Note 5)	274,768	274,768
Total current assets	14,883,145	13,383,286

Property, plant and equipment (Note 6)	875,101	1,013,580
Investment (Note 7)	1,261,651	1,549,036
Reclamation deposit	84,000	81,500
Mineral property deposit (Note 8 (e)(vii)	138,929	138,929
Mineral properties (Note 8)	8,416,597	8,235,749
Total assets	25,659,423	24,402,080

Liabilities
Current liabilities
Accounts payable and accrued liabilities	353,563	205,938
Total current liabilities	353,563	205,938

Asset retirement obligation (Note 10)	135,016	129,332
Total liabilities	488,579	335,270

Shareholders' equity
Share capital
Authorized
#	Unlimited number of common shares without par value
Issued (Note 9)
48,973,145 shares - December 31, 2009
45,525,829 shares - December 31, 2008	50,877,609	49,159,392
Contributed surplus	5,735,249	4,685,764
Accumulated other comprehensive loss	(736,359)	(1,358,650)
Deficit, accumulated during the exploration stage	(30,705,655)	(28,419,696)
Total shareholders' equity	25,170,844	24,066,810
Total liabilities and shareholders' equity	25,659,423	24,402,080

Nature of operations (Note 1)
Commitments and contingencies (Note 15)

On behalf of the Board

/s/Duane Poliquin	/s/Donald M. Lorimer
Duane Poliquin, Director	Donald M. Lorimer, Director

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of loss
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,			Years ended December 31,
	2009	2009	2008	2007
	$	$	$	$

Revenue
Interest income	2,747,299	169,458	372,107	622,668
Drilling services	3,490,184	2,112,832	1,377,352	-
Other income	989,273	158,329	141,016	129,630
	7,226,756	2,440,619	1,890,475	752,298

Expenses
Drilling services expenses	2,263,192	1,218,518	1,044,674	-
Write-down of interests in
mineral properties	6,388,124	890,811	1,440,665	746,873
General and administrative
expenses (Schedule 1)	11,277,138	1,291,253	1,270,628	1,510,290
General exploration expenses	7,459,698	665,055	1,125,202	1,292,578
Stock option compensation	11,370,000	67,500	481,600	700,500
	38,758,152	4,133,137	5,362,769	4,250,241
	(31,531,396)	(1,692,518)	(3,472,294)	(3,497,943)

Loss on equity investment (Note 7)	(350,668)	(90,908)	(113,393)	(146,367)
(Gain) loss on dilution (Note 7)	239,820	(196,476)	-	436,296
Write-down of marketable
securities (Note 4)	(1,746,009)	(80,600)	(890,179)	-
Income on mineral property
options	4,244,285	77,360	334,243	1,577,696
(Loss) gain on sale of
marketable securities	(1,100,564)	(26,790)	(211,078)	347,188
Loss on sale of property, plant
and equipment	(86,696)	-	(325)	(90,613)
Foreign exchange (loss) gain	(752,306)	(415,755)	153,233	(317,677)

Loss before income taxes	(31,083,534)	(2,425,687)	(4,199,793)	(1,691,420)
Income tax recovery (Note 14)	1,754,119	232,728	238,151	642,600
Net loss	(29,329,415)	(2,192,959)	(3,961,642)	(1,048,820)

Net loss per share
Basic and diluted		(0.05)	(0.09)	(0.02)

Basic and diluted weighted average
number of shares outstanding		45,846,627	45,007,101	44,214,511

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,			Years ended December 31,
	2009	2009	2008	2007
	$	$	$	$

Net loss	(29,329,415)	(2,192,959)	(3,961,642)	(1,048,820)

Unrealized gain (loss) on
available-for-sale marketable
securities arising during the
period	(999,172)	596,051	(736,807)	(858,416)
Reclassification adjustment for
(gains) losses included in net loss	(117,642)	26,240	206,636	(350,518)

Other comprehensive loss	(1,116,814)	622,291	(530,171)	(1,208,934)
Comprehensive loss	(30,446,229)	(1,570,668)	(4,491,813)	(2,257,754)

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of shareholders' equity
(Expressed in Canadian dollars)
				Accumulated
				other
				comprehensive
				income (loss)	Deficit
				("AOCI")	accumulated
				Gains (losses)	during	Total
		Share capital	Contributed	on available for	exploration	AOCI
	Shares	Amount	surplus	sale securities	stage	and deficit	Total
		$	$	$	$	$	$

Balance, December 31, 2006	43,624,255	46,655,822	4,081,471	-	(22,766,634)	(22,766,634)	27,970,659
Transition adjustment (Note 3)	-	-	-	380,455	-	380,455	380,455
Balance at January 1, 2007	43,624,255	46,655,822	4,081,471	380,455	(22,766,634)	(22,386,179)	28,351,114
Net loss	-	-	-	-	(1,048,820)	(1,048,820)	(1,048,820)
Other comprehensive income (loss)	-	-	-	(1,208,934)	-	(1,208,934)	(1,208,934)
Stock option expense	-	-	700,500	-	-	-	700,500
Fair value of warrants granted	-	-	13,000	-	-	-	13,000
For cash on exercise of share purchase warrants	58,591	192,150	(29,713)	-	-	-	162,437
For cash on exercise of stock options	786,792	1,378,430	(442,974)	-	-	-	935,456
Renouncement of tax deductibility relating to flow-through shares	-	-	-	-	(642,600)	(642,600)	(642,600)
Balance, December 31, 2007	44,469,638	48,226,402	4,322,284	(828,479)	(24,458,054)	(25,286,533)	27,262,153
Net loss	-	-	-	-	(3,961,642)	(3,961,642)	(3,961,642)
Other comprehensive loss	-	-	-	(530,171)	-	(530,171)	(530,171)
Stock option expense	-	-	481,600	-	-	-	481,600
Private placements	189,500	278,319	16,340	-	-	-	294,659
For cash on exercise of stock options	866,691	654,671	(134,460)	-	-	-	520,211
Balance, December 31, 2008	45,525,829	49,159,392	4,685,764	(1,358,650)	(28,419,696)	(29,778,346)	24,066,810
Net loss	-	-	-	-	(2,192,959)	(2,192,959)	(2,192,959)
Other comprehensive loss	-	-	-	622,291	-	622,291	622,291
Stock option expense	-	-	67,500	-	-	-	67,500
Private placements	3,293,316	1,658,465	981,985	-	-	-	2,640,450
For cash on exercise of stock options	154,000	59,752	-	-	-	-	59,752
Renouncement of tax deductibility relating to flow-through shares	-	-	-	-	(93,000)	(93,000)	(93,000)
Balance, December 31, 2009	48,973,145	50,877,609	5,735,249	(736,359)	(30,705,655)	(31,442,014)	25,170,844

Almaden Minerals Ltd.
(An exploration stage company)
Consolidated statements of cash flows
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,			Years ended December 31,
	2009	2009	2008	2007
	$	$	$	$

Operating activities
Net loss	(29,329,415)	(2,192,959)	(3,961,642)	(1,048,820)
Items not affecting cash
Future income tax recovery	(1,376,240)	(93,000)	-	(642,600)
Loss on equity investment	350,668	90,908	113,393	146,367
Loss (gain) on dilution	(239,820)	196,476	-	(436,296)
Depreciation	1,374,004	169,973	195,757	218,789
Bad debts	91,168	-	-	91,168
Loss (gain) on sale of marketable securities	1,100,564	26,790	211,078	(347,188)
Write-down of marketable securities	1,746,009	80,600	890,179	-
Income on mineral property options	(3,560,267)	(77,360)	(334,243)	(1,577,696)
Write-down of interests in mineral
properties	12,189,241	890,811	1,440,665	746,873
Stock-option compensation	5,568,883	67,500	481,600	700,500
Loss on sale of property, plant and
equipment	86,696	-	325	90,613
Other	(61,052)	-	-	-
Changes in non-cash working capital
components
Accounts receivable and prepaid
expenses	(784,828)	(253,552)	79,420	(4,807)
Accounts payable and accrued liabilities	318,461	147,625	2,141	(165,453)
Mineral taxes payable	(380,322)	-	(379,653)	-
	(12,906,250)	(946,188)	(1,260,980)	(2,228,550)

Financing activity
Issuance of shares, net of share issue
costs	48,486,164	2,700,202	814,870	1,097,893

Investing activities
Cash acquired upon business combination	198,131	-	-	-
Long-term investment	(1,891,315)	-	-	-
Reclamation deposit	(7,500)	(2,500)	-	(5,000)
Marketable securities
Purchases	(4,582,435)	-	(96,021)	(16,500)
Net proceeds	6,814,128	103,217	935,705	589,897
Property, plant and equipment
Purchases	(2,440,355)	(31,494)	(186,608)	(173,418)
Proceeds	152,053	-	22,046	65,720
Mineral property deposit	(138,929)	-	446,964	(585,893)
Mineral properties
Costs	(23,271,229)	(1,119,474)	(3,105,824)	(3,760,334)
Gold sales	362,906	-	-	-
Net proceeds	2,370,600	119,958	200,038	767,989
Incorporation costs	(3,298)	-	-	-
	(22,437,243)	(930,293)	(1,783,700)	(3,117,539)

Net cash inflow (outflow)	13,142,671	823,721	(2,229,810)	(4,248,196)
Cash and cash equivalents, beginning of
year	-	12,318,950	14,548,760	18,796,956
Cash and cash equivalents, end of
year	13,142,671	13,142,671	12,318,950	14,548,760

Supplemental cash flow information (Note 12)

1.

Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2.

Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which in respect of these financial statements are different in some respects from generally accepted accounting principles in the United States of America as discussed in Note 18 and include the following policies:

(a)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Almaden America Inc.	Nevada
Republic Resources Ltd.	British Columbia
Almaden de Mexico, S.A. de C.V.	Mexico
Minera Gavilan, S.A. de C.V.	Mexico
Compania Minera Zapata, S.A. de C.V.	Mexico

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method.  Under this method, the Company's share of the investee's earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment. The Company's 27.6% interest in Tarsis Resources Ltd. is accounted for using the equity method.

(b)

Foreign exchange

The functional currency of the Company's subsidiaries has been determined to be the Canadian dollar.  U.S. dollar and Mexican peso denominated amounts in these financial statements are translated into Canadian dollars on the following basis:

(i)

Monetary assets and liabilities - at the rate of exchange prevailing at the year-end.

(ii)

Non-monetary assets - at the rates of exchange prevailing when the assets were acquired or the liabilities assumed.

(iii)

Income and expenses - at the rate approximating the rates of exchange prevailing on the dates of the transactions.

(iv)

Gains and losses on translation are credited or charged to operations.

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(d)

Inventory

Inventory is valued at the lower of the average cost of mining and estimated net realizable value.

(e)

Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated annually on a declining-balance basis at the following rates:

Automotive equipment	30%
Computer hardware and software	30%
Field equipment	20%
Furniture and fixtures	20%
Geological data library	20%
Mill equipment	30%
Drill equipment	20%
Leasehold improvements	20% straight-line

The Company reviews long-lived assets including property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.  Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use and eventual disposition of the asset.  An impairment in value would be indicated if the assets' carrying value exceeds the estimated recoverable amount.  It would be measured as the excess of the carrying value over fair value of the asset. During the periods covered by these financial statements there was no indication of impairment.

(f)

Mineral properties

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims.  At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income, costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(g)

Income taxes

Future income tax liabilities and future income tax assets are recorded based on differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis.  The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized.  These future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

2.

Significant accounting policies (continued)

(h)

Stock-based compensation plans

The Company accounts for options granted under its fixed stock option plan (Note 9 (c)) using the fair value based method of accounting for stock-based compensation.  Accordingly, the fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(i)

Asset retirement obligation

Liabilities for asset retirement obligations are initially recognized at their fair value in the period in which they are incurred.  Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the life of the related asset.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows required to settle the obligation.

In addition, the Company has $84,000 (2008 - $81,500) of reclamation deposits held with the Ministry of Mines should any other asset retirement obligation arise from its obligations to undertake site reclamation and remediation in connection with its operating activities in British Columbia.

When the Company enters into an option agreement on its mineral properties, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(j)

Loss per share

The loss per share is based on the weighted average number of common shares of the Company that were outstanding each year.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive.  For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.  For the three years ended December 31, 2009, all of the outstanding stock options and warrants are anti-dilutive.

2.

Significant accounting policies (continued)

(k)

Measurement uncertainties

The preparation of financial statements in conformity with the Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.  Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of the net recoverable value of assets including mineral properties, asset retirement obligations, the extent of any permanent decline in the value of marketable securities, stock-based compensation, provisions for income taxes and contingencies.

(l)

Financial instruments

(i)

Comprehensive income

Comprehensive income comprises the Company's net income and other comprehensive income.  Other comprehensive income represents changes in shareholders' equity during a period arising from non-owner sources and, for the Company, principally includes unrealized gains and losses on available-for-sale securities.  The Company's comprehensive income, components of other comprehensive income, and accumulated other comprehensive income are presented in the statements of comprehensive income (loss) and the statements of shareholders' equity.

(ii)

Financial assets and financial liabilities

(a)

Classification

The Company has implemented the following classification of its financial assets and financial liabilities:

•

Cash and cash equivalents are classified as held for trading and are measured at fair value.

•

Accounts receivable are classified as “loans and receivables”.  They are measured at amortized cost.  At December 31, 2009, the recorded amount approximates fair value.

•

Marketable securities are classified as “available for sale”.  Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income until the instrument is either sold or suffers an impairment that is other than temporary.

2.

Significant accounting policies (continued)

(m)

Financial instruments (continued)

(ii)

Financial assets and financial liabilities (continued)

(a)

Classification (continued)

•

Accounts payable and accrued liabilities are classified as “other financial liabilities” and are measured at amortized cost.  At December 31, 2009, the recorded amount approximates fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

(b)

Derivatives

All derivative instruments are recorded on the balance sheet at fair value.  At December 31, 2009, the Company does not have any derivative instruments designated as hedging instruments.

(c)

Embedded derivatives

Derivatives may be embedded in other financial instruments (host instruments).  Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held for trading.  These embedded derivatives are measured at fair value on the balance sheet with subsequent changes in fair value recognized in income.  The Company has not identified any embedded derivatives that are required to be accounted for separately from the host contract.

In June 2009, the CICA Handbook Section 3862 was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure.  The additional fair value measurements disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:  Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:  Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3:  Valuation based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

3.

Changes in accounting policy

(a)

Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, issued by the CICA.  The new standard replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement established standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The new standard does not have a material impact on the Company's consolidated financial statements.

3.

Changes in accounting policy (continued)

(b)

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued the Emerging Issues Committee (“EIC”) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, effective for interim and annual financial statements ending on or after January 20, 2009.  EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments – Recognition and Measurement”.  It states that an entity's own credit and credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 should be applied retroactively, without restatement of prior periods, to all financial assets and liabilities measured at fair value.  The Company adopted this abstract during the first quarter of the 2009 fiscal year and this standard did not have a material impact on the Company's financial statements.

(c)

Mining Exploration Costs

In March 2009, the CICA issued the EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization on exploration costs related to mining properties.  EIC-174 is to be applied retrospectively without restatement of prior periods in interim and financial statements.  The Company adopted this EIC effective March 1, 2009.  The Company has evaluated the new standard and determined that the adoption of these new requirements did not have any impact on the Company's financial statements.

(d)

Future accounting pronouncements

(i)

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS.  Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent's equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in the parent's ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly

(d)

Future accounting pronouncements (continued)

(i)

Consolidated Financial Statements and Non-controlling Interests (continued)

identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in 2010 in connection with the conversion to IFRS.

3.

Changes in accounting policy (continued)

(ii)

Business Combinations

In January 2009, the CICA issued Sections 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests.  These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including a change in the basis of measurement of non-controlling interests and a requirement to recognize acquisition-related costs as expenses.  Section 1601 establishes the standards for preparing consolidated financial statements.  Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity.  The new standards will become effective in 2011.

Effective January 1, 2010, the Company early adopted Sections 1582, 1601 and 1602 in accordance with the transitional provisions.  The adoption of Sections 1601 and 1602 does not have a material impact on the Company's consolidated financial statements.  Whether the Company will be materially affected by the new recommendations of Section 1582 will depend on the specific facts of business combinations, if any, occurring subsequent to January 1, 2010.

(iii)

Convergence with International Financial Reporting Standards

In February 2008, Canada's Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (IFRS) effective January 1, 2011.  The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures.  The Company commenced its IFRS conversion project in late 2007.  The project consists of four phases:  raise awareness; assessment; design; and implementation.  With the assistance of an external expert advisor, the Company completed a high level review of the major differences between Canadian GAAP and IFRS as applicable to the Company.  While a number of differences were identified, the areas of highest potential impact included property, plant and equipment, certain aspects of revenue recognition, income taxes, employee future benefits, stock-based compensation, presentation, and disclosure, as well as the initial selection of applicable transition exemptions under the provisions of IFRS 1 First Time Adoption.  The Company has not identified further areas subject to significant change during subsequent phases of the transition project.  The conversion project is on-schedule, and a timetable for opening balance sheet and comparative information preparation is in place for 2010.  All activities required to be complete prior to January 1, 2010 were completed in 2009, including designation of all hedging arrangements in an IFRS-compliant manner.

The current focus of the project is identification of local level impacts for the opening balance sheet in each of the Company's operations, and finalization of the IFRS 1

(d)

Future accounting pronouncements (continued)

(iii)

Convergence with International Financial Reporting Standards (continued)

transition exemptions to be taken.  The following summary of opening balance sheet transitional provisions to be adopted and their likely impacts indicates the progress of our work in each topic area identified as having a potential high impact.  It is not an exhaustive list; if further transitional elections are found to be beneficial to the transition process as the opening balance sheet preparation progresses, then such exemptions may be taken.

•

Fixed assets:  No transitional elections will be taken.  The Company will retain assets at historical costs upon transition rather than taking the allowed election to recognize assets at fair value.

3.

Changes in accounting policy (continued)

The technical analysis completed by the Company has indicated that the transition to IFRS will not have a material impact on the Company's fixed asset or associated accumulated depreciation balance upon transition.

4.

Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available for sale and valued at fair market value.  Unrealized gains and losses due to period end revaluation to fair market value, other than those determined to be other than temporary losses, are recorded as other comprehensive income or loss (”AOCI”).  During the year ended December 31, 2009, the Company determined that $80,600 (2008 - $890,179) of the unrealized loss recorded in AOCI represented an other than temporary loss and as a result recorded this amount in the consolidated statement of loss.

5.

Inventory

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at December 31, 2009 is $1,839,421 (2008 - $1,722,477).

6.

Property, plant and equipment

	2009
		Accumulated	Net book
	Cost	depreciation	value
	$	$	$

Automotive equipment	371,015	261,261	109,754
Furniture and fixtures	133,435	112,294	21,141
Computer hardware	265,104	212,938	52,166
Computer software	80,455	54,422	26,033
Geological data library	65,106	50,143	14,963
Field equipment	353,733	230,288	123,445
Mill equipment	323,264	-	323,264
Leasehold improvements	27,181	22,395	4,786
Drill equipment	476,270	276,721	199,549
	2,095,563	1,220,462	875,101

	2008
		Accumulated	Net book
	Cost	depreciation	value
	$	$	$

Automotive equipment	371,015	214,224	156,791
Furniture and fixtures	130,400	107,388	23,012
Computer hardware	258,427	192,012	66,415
Computer software	80,455	43,264	37,191
Geological data library	65,106	46,403	18,703
Field equipment	331,950	202,149	129,801
Mill equipment	323,264	-	323,264
Leasehold improvements	27,181	18,215	8,966
Drill equipment	476,270	226,833	249,437
	2,064,068	1,050,488	1,013,580

At December 31, 2009, the mill equipment was not in use.  Depreciation will be charged when the mill equipment is put into use.

7.

Investment

On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Resources Ltd.  (“Tarsis”) resulting in a gain on sale of $969,314 and the recording of an initial investment in Tarsis in the amount of $1,120,000.  In addition, Almaden retained a net smelter royalty equal to 2% of all minerals discovered on the properties.  As per the original agreement, during the year ended December 31, 2008, Almaden received 500,000 common shares of Tarsis when one of the properties became subject to an option agreement with an arm's length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

In May 2008, the Company sold its interest in the Prospector Mountain property located in the Yukon Territory for 100,000 common shares of Tarsis and a cash payment of $30,000.  Almaden retained a 2% net smelter royalty over any minerals produced from the property, however, half of the net smelter royalty may be purchased at any time after production commences for fair value as determined by an independent valuator.  Tarsis also agreed to issue 500,000 common shares of Tarsis upon receipt of a positive bankable feasibility study for the property.

In December 2007, Almaden's interest in Tarsis was diluted from an initial 41% to 30% resulting in the recognition of a gain on dilution of $436,296.    In the year ended December 31, 2008, Almaden's interest in Tarsis increased from 30% to 33.2%.  In the year ended December 31, 2009, Almaden's interest in Tarsis decreased from 33.2% to 27.6% resulting in the recognition of a loss on dilution of $196,476.

Almaden has one director and two officers in common with Tarsis.  Almaden is accounting for this investment using the equity accounting method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Tarsis' loss of $90,908 during the year ended December 31, 2009 (2008 - $113,393, 2007 - $0).

The fair market value of the investment at December 31, 2009 was $738,000 (December 31, 2008 - $225,500).

During the year ended December 31, 2009, the Company charged Tarsis $55,189 for office rent and various expenses (2008 - $79,215).  These amounts were valued at the exchange amount agreed to by the parties.

8.

Mineral properties

The following is a description of the Company's most significant property interests and related spending commitments:

(a)

Elk

The Company acquired a 100% interest in the Elk Mine in southern British Columbia by staking.  The Company processed ore from the Siwash Vein in the mid-1990's on a bulk sampling basis.  A National Instrument 43-101 resource report has been completed for the property.

8.

Mineral properties (continued)

(b)

Caballo Blanco

The Company has a 100% interest in the Caballo Blanco property. The underlying owner would also receive a NSR of 2.5% to 1% based on the rate of production.  The Company can purchase 50% of this NSR for a fixed payment of US$750,000.

During 2007, the Company entered into an agreement with Canadian Gold Hunter Corp. , now NGEx Resources Inc. (“NGEx”). To earn a 70% interest, NGEx must make a US$500,000 payment upon signing a formal agreement (received), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.   See subsequent events Note 18a(i).

(c)

Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking.   During 2009, the Company entered into an agreement with Antofagasta Minerals S.A. (“Antofagasta”).  To earn a 60% interest, Antofagasta must incur exploration expenditures of US$7,000,000 over five years and make payments to Almaden of US$50,000, US$100,000, US$150,000 and US$700,000 on the first, second, third and fourth anniversary date of March 23, 2009.  See subsequent events Note 18(a)(ii).

(d)

San Carlos / San Jose

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR.  During 2007, the Company purchased the NSR for US$20,000 and issued a 25,000 share purchase warrant for a term of three years exercisable at a price of $3.00 per share.  As at December 31, 2009, the Company has written down the carry value of this property to $1. The write-down recognized in 2009 is $329,747 (2008 - Nil).

(e)

Other

(i)

Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking.  During 2009, the Company entered into an agreement with Fairmont Resources Inc. (“Fairmont”).  To earn a 60% interest, Fairmont has to incur exploration expenditures of $2,000,000, pay Almaden $25,000 and issue 300,000 shares to the Company within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange.

(ii)

Skoonka Creek

The Company has a 34.14% interest in the Skoonka Creek gold property.

(iii)

Viky

The Company acquired a 100% interest in the Viky gold property by staking and purchased interests in three additional mineral claims. During 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex had to incur exploration expenditures of US$5,600,000 and make cash payments of US$1,350,000 to the Company over six years.    During 2008, Apex abandoned its interest in the property. As at December 31, 2009, the Company has written down the carry value of this property to $1. The write-down recognized in 2009 is $17,349 (2008 - $23,069).

8.

Mineral properties (continued)

(iv)

Yago

The Company acquired a 100% interest in the Tepic claim by staking and purchased a 100% interest in the La Sarda, Guadalupe and Sagitario claims.

During 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire had to incur exploration expenditures totalling $3,500,000 and issue 800,000 shares to the Company over five years.  During 2009, the Company terminated Spire's option to acquire an interest in the property.   As at December 31, 2009, the Company has written down the carry value of this property to $1. The write-down recognized in 2009 is $61,409 (2008 - $Nil).

(v)

Bufa

The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).   To earn a 60% interest, Lincoln must incur exploration expenditures of $3,500,000 and issue 1,550,000 shares to the Company over five years.  The Company has entered into an agreement whereby Lincoln will purchase 100% interest in the property for the issuance of 6,000,000 common shares of Lincoln to the Company (received – market value $1,770,000).   This agreement was finalized in February 2010.  The Company retains a 2% NSR.

(vi)

Gallo de Oro

During 2007, the Company acquired a 100% interest in the As de Oro claim for US$50,000.  During 2006, the Company entered into an agreement to acquire a 100% interest in the Gallo de Oro claim.  To earn its interest, the Company must pay US$50,000 by October 30, 2009.  At December 31, 2009, all of this obligation had been paid. As at December 31, 2009, the Company has written down the carry value of this property to $1. The write-down recognized in 2009 is $104,580 (2008 - $30,082).

8.

Mineral properties (continued)

(vii)

Matehuapil

During 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to pay for the purchase of an NSR royalty. During 2008, the Company paid the remainder of the purchase price outright.  The bond in the amount of $446,964 was returned to the Company and the bond for the purchase of the NSR royalty will remain in place until the NSR is purchased.

The Company subsequently entered into an agreement with Apex Silver Mines Limited, now Golden Minerals Company.  To earn a 60% interest, Apex must incur exploration expenditures of US$2,600,000 by December 1, 2013 and make cash payments of Mexican pesos $3,312,000 by July 10, 2009 (received).

(viii)

Tropico

During 2008, the Company and its 60% joint venture partner Santoy Resources Ltd. (“Santoy”) entered into an agreement with Skeena Resources Ltd. (“Skeena”).  To earn a 60% interest, Skeena must incur exploration expenditures totalling US$3,000,000 and issue a total of 1,250,000 shares to the joint venture over 5 years.

(ix)

Other write-downs of interests in mineral properties

In addition, the Company wrote down its interest in other mineral properties in aggregate by $377,726 (2008 - $1,268,600).

9.

Share capital

(a)

Details of private placement issues of common shares in 2009 and 2008 were as follows:

The Company issued 3,060,000 units on December 17, 2009 on a private placement basis at a price of $0.85 per share, after incurring issue costs of $169,637.  Each unit consists of one common share and one-half of a warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.40 per share until December 17, 2011.  The fair value of the warrants issued as part of the private placement of $774,560 was allocated to share capital and contributed surplus. 236,000 finder's warrant entitling the finder to purchase 236,000 units at $0.85 per unit until December 17, 2011 was issued to a finder in respect of this placement. The fair value of the finder's warrant of $146,320 was allocated to share capital and contributed surplus.

The Company issued 226,316 units on March 31, 2009 on a private placement basis at a price of $0.95 per unit, after incurring issue costs of $12,563.  Each unit consists of one common flow-through share and one-half of a non-flow-through warrant with each whole warrant entitling the holder to purchase one additional common share at a price of $1.15 per share until March 31, 2010.  The fair value of the warrants issued as part of the private placement of $61,105 was allocated to share capital and contributed surplus.  7,000 non-flow-through common shares were issued to a finder in respect of this placement.

9.

Share capital  (continued)

The Company issued 86,000 units on November 14, 2008 on a private placement basis at a price of $0.70 per share, after incurring issue costs of $6,419. Each unit consists of one common flow-through share and one whole non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.00 per share until November 14, 2009.  The fair value of the warrants issued as part of the private placement of $16,340 was allocated to share capital and contributed surplus.

The Company issued 100,000 flow-through shares on March 6, 2008 on a private placement basis at a price of $2.50 per share, after incurring issue costs of $17,872.  3,500 non-flow-through common shares were issued to a finder in respect of this placement.

(b)

Warrants

	Number of		Exercise
	warrants	Expiry date	price range
			$
Outstanding,		November 15, 2007 to
December 31, 2006	370,541	July 21, 2008	1.78 to 3.00
Granted	25,000	March 20, 2010	3.00
Exercised	(58,591)	-	1.75 to 2.85
Expired	(149,450)	-	2.85 to 3.00
Outstanding,		July 21, 2008 to
December 31, 2007	187,500	March 20, 2010	3.00
Granted	86,000	November 14, 2009	1.00
Expired	(162,500)	July 21, 2008	3.00
Outstanding,		November 14, 2009 to
December 31, 2008	111,000	March 20, 2010	1.00 to 3.00
Granted	1,997,158	March 31, 2010 to	0.85 to 1.40
		December 17, 2011
Expired	(86,000)	November 14, 2009	1.00
Outstanding,		March 20, 2010 to
December 31, 2009	2,022,158	December 17, 2011	0.85 to 3.00

The fair value of the warrants issued December 17, 2009 was estimated at $920,880 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.36%; expected life of 2 years; dividend rate of 0%; and volatility of 90.75%.

The fair value of the warrants issued March 31, 2009 was estimated at $61,105 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of .96%; expected life of 1 year; dividend rate of 0%; and volatility of 109.37%.

The fair value of the warrants issued November 14, 2008 was estimated at $16,340 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 1.79%; expected life of 1 year; dividend rate of 0%; and volatility of 107.97%.

The fair value of the warrants issued March 20, 2007 was estimated at $13,000 using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 4.16%; expected life of 3 years; dividend rate of 0%; and volatility of 40.15%.

9.

Share capital (continued)

(b)

Warrants (continued)

At December 31, 2009, the following share purchase warrants were outstanding:

Number of		Exercise
warrants	Expiry date	price
		$

25,000	March 20, 2010	3.00
113,158	March 31, 2010	1.15
236,000	December 17, 2011	0.85
1,648,000	December 17, 2011	1.40
2,022,158

(c)

Options

In 2005, the Company amended its stock option plan to permit the issuance of options up to a maximum of 10% of the Company's issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period.   At December 31, 2009, the Company had reserved 1,277,315 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time over which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option vesting in any three month period.  All options granted during 2009 vested on the date granted.

9.

Share capital (continued)

(c)

Options (continued)

The following table presents the outstanding options as of December 31, 2009, 2008, and 2007 and changes during the years ended on those dates:

Fixed Options	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price

Outstanding and exercisable at beginning of year	4,505,000	1.95	4,636,693	1.88	4,798,483	1.70
Granted	150,000	0.81	835,000	0.83	675,000	2.38
Exercised	(154,000)	0.39	(866,691)	0.60	(786,792)	1.19
Expired	(831,000)	1.69	(100,000)	2.50	(50,000)	2.92
Outstanding and exercisable at end of year	3,670,000	1.99	4,505,000	1.92	4,636,691	1.88

The following table summarizes information about stock options outstanding at December 31, 2009:

Options outstanding and exercisable
Number of shares	Expiry date	Exercise price
		$

240,000	June 17, 2010	1.79
140,000	September 15, 2010	1.07
1,795,000	July 6, 2011	2.50
500,000	September 10, 2012	2.32
100,000	November 15, 2012	2.68
50,000	December 13, 2012	2.52
40,000	March 17, 2013	2.35
655,000	December 29, 2013	0.68
150,000	November 25, 2014	0.81
3,670,000

The weighted average grant date fair value of 150,000 stock options granted on November 25, 2009 was $0.45. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.12%; expected life of 5 years; expected volatility of 63.74%; and expected dividends of $Nil.

The weighted average grant date fair value of 655,000 stock options granted on December 29, 2008 was $0.52. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.18%; expected life of 5 years; expected volatility of 70.12%; and expected dividends of $Nil.

9.

Share capital (continued)

(c)

Options (continued)

The weighted average grant date fair value of 40,000 stock options granted on March 17, 2008 was $0.99. The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.98%; expected life of 4 years; expected volatility of 43.60%; and expected dividends of $Nil.

The weighted average grant date fair value of 140,000 stock options granted on September 15, 2008 was $0.26.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.76%; expected life of 1.5 years; expected volatility of 43.93%; and expected dividends of $Nil.

The weighted average grant date fair value of 25,000 stock options granted on September 7, 2007 was $0.60.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.25%; expected life of 1.5 years; expected volatility of 40.88%; and expected dividends of $Nil.

The weighted average grant date fair value of 500,000 stock options granted on September 12, 2007 was $1.14.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.26%; expected life of 5 years; expected volatility of 50.96%; and expected dividends of $Nil.

The weighted average grant date fair value of 100,000 stock options granted on November 15, 2007 was $1.30.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 4.05%; expected life of 5 years; expected volatility of 49.76%; and expected dividends of $Nil.

The weighted average grant date fair value of 50,000 stock options granted on December 14, 2007 was $1.01.  The fair value of these options were determined on the date of the granted using the Black-Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 3.86%; expected life of 4 years; expected volatility of 48.76%; and expected dividends of $Nil.

Subsequent to year-end, the Company granted 1,140,000  stock options exercisable at $1.14 per share to January 4, 2015.

10.

Asset retirement obligation

The Company's asset retirement obligation consists of reclamation costs for the Siwash gold deposit on the Elk property in British Columbia and is estimated to be settled in 3 years at the earliest.  The estimated total undiscounted amount to settle the asset retirement obligation is $152,073.  This amount has been discounted using a credit-adjusted risk-free interest rate of 4.16%. The accretion for 2009 was $5,684 (2008- $5,296).

11.

Related party transactions

The following related party transactions were in the normal course of operations and measured at the exchange amount, which was the amount established and agreed to by the  related parties.  The amounts due to related parties were unsecured, non-interest bearing and has no specific terms of repayment.

•

A company controlled by the Chairman of the Company was paid $165,000 for technical services and $24,200 for general and administrative services during 2009 (2008 - $171,375; 2007 - $181,713).

•

A company controlled by a director of the Company was paid $3,780 for consulting services during 2009 (2008 - $Nil; 2007 - $6,490).

•

A company controlled by a director of the Company was paid $Nil for consulting services during 2009 (2008 - $5,000; 2007 - $Nil).

•

A company controlled by an officer of the Company was paid $60,000 for professional services during 2009 (2008 - $61,000; 2007 - $11,000).

•

An officer of the Company was paid $52,875 for technical services rendered during 2009 (2008 - $52,375; 2007 - $115,892).

•

During 2009, $33,000 (2008 - $Nil; 2007 - $Nil) was paid in Directors fees

•

A company with an officer in common holds 25,000 warrants of the Company.

•

During 2008, the Company sold a mineral property to Tarsis Resources Ltd. (Note 7).

•

Accounts receivable at December 31, 2009 included $13,179 owing from related companies (2008 - $35,646; 2007 - $49,863).

•

Accounts payable at December 31, 2009 included $Nil due to related companies (2008 - $15,847; 2007 - $7,300).

12.

Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

			Years ended December 31,
	2009	2008	2007
	$	$	$
Investing activities
Reversal of contributed surplus	-	134,460	442,974
Reversal of contributed surplus on exercise of options	-	-	29,713
Fair value of warrants upon completion of private placement	981,985	16,340	13,000
Sale of mineral properties for common shares of investee	-	35,000	1,120,000

Supplemental information regarding the split between cash and cash equivalents is as follows:

	2009	2008	2007
	$	$	$

Cash	$3,959,526	$1,206,586	1,361,368
Government of Canada (T-Bills)	9,183,145	11,112,364	13,187,392
	$13,142,671	$12,318,950	$14,548,760

13.

Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has non-current tangible assets in the following geographic locations:

	2009	2008	1999
	$	$

Canada	7,934,990	8,070,162	$ 1,595,968
Mexico	1,356,708	1,179,167	4,155,173
	9,291,698	9,249,329	$ 5,751,141

The Company's revenues arose primarily from interest income on corporate cash reserves, drilling services and investment income.  The Company earns revenue in the following geographic locations as determined by the location of their mineral properties:

	2009	2008	2007
	$	$	$

Canada	288,107	345,467	655,648
Mexico	933,994	500,334	96,650
	1,222,101	845,801	752,298

14.

Income taxes

The Company's Canadian income tax rate is approximately 30.0% (2008 – 31.0%; 2007 - 34.1%) while the Mexico income tax rate is approximately 28%.  The provision for income taxes differs from the amounts computed by applying the statutory rates to the loss before tax provision due to the following:

	2009	2008	2007
	$	$	$

Statutory rate	0.3%	0.3%	0.3%

Income taxes recovered at the Canadian statutory rate	727,700	1,301,936	577,100
Effect of different tax rates in foreign jurisdiction	26,300	40,700	8,400
Non-deductible items	5,700	(176,700)	(147,800)
Tax recovery on flow-though shares	93,000	-	642,600
Tax losses not recognized in period benefit arose	(759,700)	(1,165,938)	(437,700)
Reduction in mineral tax liability	-	379,653	-
Mineral tax recovery	185,690	-	-
Mexican flat tax	(45,962)	(141,500)	-
	232,728	238,151	642,600

	2009	2008
	$	$

Operating and capital loss carryforwards	2,131,000	2,289,000
Canadian and foreign exploration and development expenditures	1,508,000	1,711,000
Asset retirement obligations	33,800	34,000
Marketable securities	131,000	319,000
Share issue costs	47,000	59,000
Property, plant and equipment	17,000	127,000
Cummulative Eligible Capital	19,000	-
	3,886,800	4,539,000
Valuation allowance	(3,886,800)	(4,539,000)
	-	-

At December 31, 2009, the Company had operating loss carryforwards available for tax purposes in Canada of $4,223,500 which expire between 2010 and 2029 and in Mexico of $2,978,000 which expire between 2010 and 2019.

15.

Commitments and contingencies

(a)

The Company has, in the normal course of business, entered into various long-term contracts which includes commitments for future operating payments for the rental of premises as follows:

$

2010	60,070
2011	5,000
65,070

(b)

During 2007, the Company entered into contracts with the Chief Executive Officer and Chief Operating Officer for remuneration of $140,000 annually for two years, renewable for two additional successive terms of 24 months.  Effective January 1, 2009, remuneration increased to $165,000 annually and the contracts will be renewed for additional successive terms of 24 months.

(c)

During 2007, the Company entered into a Financial, Administrative and Executive Services Agreement with its Chief Financial Officer and a company controlled by him for a term of one year, renewable for additional successive terms of 12 months, for remuneration of $6,000 per month for the first three months and $5,000 per month thereafter.

16.

Financial instruments

The fair values of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's net income by $125,000.

A 10% change in the Mexican peso exchange rate relative to the Canadian dollar would change the Company's net income by $30,000.

16.

Financial instruments (continued)

(b)

Credit risk

The Company's cash and cash equivalents are held in large Canadian financial institutions. These investments mature at various dates over the twelve months following the balance sheet date. The Company does not have any asset-backed commercial paper in its short-term investments.  The Company's GST and VAT receivable consists primarily of goods and services tax due from the federal government of Canada and value-added tax due from the government of Mexico.

The allowance for doubtful accounts was unchanged during the year.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within twelve months of the balance sheet date.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments is limited because these investments, although available for sale, are generally held to maturity.

A 1% change in the interest rate would change the Company's annual net income by $115,000.

(e)

Commodity price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company's input costs are also affected by the price of fuel.  The Company monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

17.

Management of capital risk

The Company manages its cash and cash equivalents, and shareholder's equity (see Note 9).  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

CICA Handbook Section 3862 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$13,142,671	$-	$-	$13,142,671
Marketable securities	763,479	-	-	763,479
	$13,906,150	$-	$-	$13,906,150

18.

Differences between Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in these financial statements are different in some respects from those in the United States (“US GAAP”).  The following is a reconciliation of major balance sheet categories reflecting the application of US GAAP:

Consolidated Balance Sheets

	2009	2008
	$	$
Total assets under Canadian GAAP	25,659,423	24,402,080
Write-off of deferred exploration costs (a)	(6,688,835)	(6,279,239)
Adjustment to equity investment (b)	(939,925)	(865,922)
Total assets under US GAAP	18,030,663	17,256,919

Shareholders' equity under Canadian GAAP	25,170,844	24,066,810
Write-off of deferred exploration costs (a)	(6,688,835)	(6,279,239)
Adjustment to equity investment (b)	(939,925)	(865,922)
Shareholders' equity under US GAAP	17,542,084	16,921,649

Significant differences between Canadian GAAP and US GAAP would have the following effect on reported net income of the Company:

Consolidated Statements of Loss and Deficit

	2009	2008	2007
	$	$	$
Net loss under Canadian GAAP	(2,192,959)	(3,961,642)	(1,048,820)
Write-off of current period deferred exploration costs (a)	(1,098,005)	(2,367,577)	(1,063,196)
Add back of deferred exploration costs written off in the current year (a)	688,409	1,007,485	525,934
Increase in equity investment loss (b)	(74,003)	(677,579)	(188,344)
Reclassification of dilution gain on equity investment to shareholders' equity (b)	196,476	-	(436,296)
Future income tax expense flow through shares (c)	(93,000)	-	(642,600)
Net loss under US GAAP	(2,573,082)	(5,999,313)	(2,853,322)

Net loss per share under US GAAP	(0.06)	(0.13)	(0.07)

18.

Differences between Canadian and United States generally accepted accounting principles (continued)

The following is a reconciliation of cash flows incorporating the differences between Canadian GAAP and US GAAP:

Consolidated Statements of Cash Flows

	2009	2008	2007
Operating activities	$	$	$
Operating activities under Canadian GAAP	(946,188)	(1,260,980)	(2,228,550)
Exploration (a)	(1,092,321)	(2,458,918)	(1,358,442)
Operating activities under US GAAP	(2,038,509)	(3,719,898)	(3,586,992)

Investing activities
Investing activities under Canadian GAAP		(1,783,701)	(3,081,539)
Deferred exploration (a)	1,092,321	2,458,918	1,358,442
Investing activities under US GAAP	162,028	675,217	(1,723,097)

(a)

Under Canadian GAAP, exploration costs and costs of acquiring mineral rights are capitalized during the search for a commercially mineable body of ore. For US GAAP purposes, exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves. For US GAAP purposes, the Company has therefore expensed its exploration expenditures.

(b)

Under Canadian and US GAAP, the Company accounts for its investment in Tarsis using the equity method of accounting.  Under US GAAP, the Company's share of Tarsis' loss was $188,344, $677,579 and $74,003 higher in 2007, 2008 and 2009, respectively, to reflect the fact that Tarsis is required to expense exploration expenditures under US GAAP and to account for the differences in the US GAAP treatment of flow-through shares as described in Note 18 (c).

During 2009, Tarsis issued shares and diluted the Company's equity interest from 33.2% to 27.6%.  For Canadian GAAP purposes, the Company recorded a loss on dilution of $196,476 (2007 – gain of $436,296) as a component of the equity loss. Under US GAAP, gains and losses on dilution related to investments in development stage enterprises are considered to be capital transactions and recorded directly to shareholders' equity. There was no dilution in 2008.

(c)

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to investors.  The Company accounts for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, Flow-Through Shares.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the flow through expenditures to the investors, the Company records a future income tax liability with a charge directly to shareholders' equity. During 2009, the Company renounced $93,000 of the flow-through shares.

For US GAAP purposes, the premium paid for flow through shares in excess of the market value at the time of issue is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented. The recognition of the future income tax liability upon renunciation of the flow through expenditures is recorded as income tax expense in the period of renunciation.

18.

Differences between Canadian and United States generally accepted accounting principles (continued)

(d)

Adoption of new accounting standards

1)

In June 2009, FASB issued Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles.” ASC Topic 105 establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for the Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of Accounting Standards Updates (“ASU”). The FASB will not consider ASUs as authoritative in their own right and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes in Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referenced. It did not impact our consolidated financial statements.

2)

In September 2006, the Financial Accounting Standards Board (“FASB”) issued an amendment included in ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value and expands fair value disclosures.  The standard does not require any new fair value measurements.  The effective date for certain non-financial assets and non-financial liabilities was deferred to years beginning after November 15, 2008, and interim periods within those years. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

3)

In December 2007, FASB issued an amendment to ASC 805 Business Combinations (formerly SFAS 141(R), Business Combinations), which retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

4)

In December 2007, FASB issued an amendment to ASC 810 Consolidations (formerly SFAS 160, Non controlling interests in consolidated financial statements, which amended ARB 51) to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. The standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

5)

In March 2008, the FASB issued an amendment to ASC 815 Derivatives and Hedging (formerly FASB Statement No. 161, Disclosure about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“FAS 161”)) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under ASC 815, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

18.

Differences between Canadian and United States generally accepted accounting principles (continued)

6)

In April 2008, the FASB issued an amendment to ASC 350 Intangibles – Goodwill and Other (formerly FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The intent of this amendment is to improve consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805 Business Combinations (formerly FASB Statement No. 141, Business Combinations). The amendment is effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively to intangible assets acquired after the effective date. The Company adopted the standard on January 1, 2009 without significant effect on the Company's financial statements.

7)

In April 2009, an amendment was issued to ASC 815 Derivatives and Hedging which addresses whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock, an important consideration in determining the instrument's accounting classification. The amendment is effective for annual periods beginning after December 15, 2008.  The Company adopted the standard on January 1, 2009 with no impact on the Company's financial statements.

8)

In May 2009, the FASB issued ASC 855 Subsequent Events which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The standard is based on similar principles as those that previously existed in the auditing standard. The standard is effective for interim and annual periods ending after June 15, 2009. The Company has adopted the standard for the annual period ending December 31, 2009 without significant effect.

(e)

Future accounting pronouncements impacting the Company

1)

In June 2009, the Financial Accounting Standards Board (“FASB”) issued an amendment to ASC 820 Fair Value Measurements and Disclosures (formerly SFAS 166 “Accounting for Transfers of Financial Assets,” which amends FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishing of Liabilities”) significantly changing how companies account for transfers of financial assets. The standard provides revised guidance in a number of areas including the elimination of qualifying special purpose entity concept, the introduction of new “participating interest” definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, clarification and amendments to the derecognition criteria for a transfer to be accounted for as a sale when beneficial interests are received by the transferor, and extensive new disclosures. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

(e)

Future accounting pronouncements impacting the Company

2)

In June 2009, the FASB issued an amendment to ASC 810 Consolidation (formerly SFAS 167, “Amendments to FASB Interpretation No. 46 (R),” which amends the consolidation guidance for variable interest entities (“VIE”) under FIN 46(R), “Consolidation of Variable Interest Entities”). The changes include the elimination of the exemption for qualifying special purpose entities and a new approach for determining who should consolidate a variable interest entity. In addition, changes to when it is necessary to reassess who should consolidate a variable interest entity have also been made. In determining the primary beneficiary, or entity required to consolidate a VIE, quantitative analysis of who absorbs the majority of the VIEs expected losses or receives a majority of the VIEs expected residual returns or both is no longer required. Under the amendment, an entity is required to assess whether its variable interest or interests in an entity give it a controlling financial interest in the VIE, which involves more qualitative analysis. Additional disclosures will be required under the amendment to provide more transparent information regarding an entity's involvement with a VIE. The provisions are to be applied to transfers of financial assets occurring in years beginning after November 15, 2009. The Company is currently evaluating the potential effect of adopting this standard on our financial statements and disclosures.

18.

Subsequent events

(a)

Mineral properties

(i)

Caballo Blanco

In February 2010, the Company agreed to terms with NGEx Resources Inc. (“NGEx”; formerly Canadian Gold Hunter Corp.) and Goldgroup Resources Inc. (“Goldgroup”).  NGEx and Goldgroup concluded an arrangement whereby Goldgroup could take over NGEx's (not yet exercised) option agreement to acquire a 70% interest in the prospect from Almaden.  Under the terms of the agreement, a portion of the property will be separated from that agreement to form the now named “El Cobre” project, to be owned 60% by Almaden and 40% by Goldgroup.  This arrangement is subject to Goldgroup earning its 70% interest in the prospect. Goldgroup has agreed to pay a NSR to NGEx of 1.5% on Goldgroup's portion of both the El Cobre and Caballo Blanco projects.  Both Almaden and Goldgroup will hold a working interest in the El Cobre Project.  Almaden will be the operator of the exploration programs.

(ii)

Tuligtic

In February 2010, Antofagasta terminated its option on the property.

(b)

Share Capital

In March 2010, the Company completed an agreement to issue 350,000 units on a private placement basis at a price of $1.00 per unit.  Each unit to consist of one common flow-through share and one-half non-flow-through warrant entitling the holder to purchase one additional common share at a price of $1.25 per share for one year.  A finder's fee of $9,625 is to be paid in cash and shares in respect of this placement.

Almaden Minerals Ltd.				Schedule 1
(An exploration stage company)
Consolidated schedules of general and administrative expenses
(Expressed in Canadian dollars)

	Cumulative
	amount since
	incorporation
	September 25,
	1980 to
	December 31,			Years ended December 31,
	2009	2009	2008	2007
	$	$	$	$

Professional fees	3,195,286	273,276	283,728	274,281
Office and licenses	2,421,959	257,822	267,161	334,054
Travel and promotion	1,443,775	153,121	196,268	251,029
Depreciation	1,374,004	169,973	195,757	218,789
Insurance	421,671	110,968	114,050	90,413
Rent	1,146,412	166,426	100,499	124,434
Stock exchange fees	536,205	68,816	65,597	65,118
Directors fees	33,495	33,495	-	-
Regulatory compliance	165,566	38,855	29,773	47,089
Transfer agent fees	249,564	18,501	17,795	13,915
Bad debts	221,719	-	-	91,168
Other	67,482	-	-	-
	11,277,138	1,291,253	1,270,628	1,510,290

Almaden Minerals Ltd.			Schedule 2
(An exploration stage company)
Consolidated schedule of share capital since inception
(Expressed in Canadian dollars)

	Number	Price	Amount
		$	$

For cash upon incorporation	1	1.00	1
For cash from principal (founder's shares)	750,000	0.01	7,500
For cash	1,010,528	0.15	151,579
For cash	292,500	0.25	73,925
For cash from related company of principal	180,000	0.25	45,000
Balance December 31, 1985	2,233,029		278,005
For cash pursuant to public offering, net of issue expenses	700,000	0.56	392,568
For mineral property	40,000	0.70	28,000
Balance December 31, 1986	2,973,029		698,573
For cash pursuant to private placement, net of issue expense	200,000	0.83	165,750
For cash pursuant to private placement	300,000	1.00	300,000
For cash pursuant to private placement, net of issue expense	150,000	1.34	201,432
Balance December 31, 1987	3,623,029		1,365,755
For cash pursuant to private placement	171,000	1.75	299,250
For cash pursuant to private placement, net of issue expenses	297,803	0.90	267,734
For cash	40,000	1.10	44,000
For mineral property	40,000	1.00	40,000
Balance December 31, 1988	4,171,832		2,016,739
For cash pursuant to private placement, net of issue expenses	112,055	1.10	123,260
Balance December 31, 1989	4,283,887		2,139,999
For cash pursuant to private placement	177,778	0.45	80,000
For cash on exercise of stock options	49,500	0.68	33,660
For 100,000 common shares of Pacific Sentinel Gold Corp.	300,000	0.73	219,000
For cash on exercise of stock options	26,000	0.75	19,500
For cash on exercise of stock options	10,000	0.72	7,200
Balance December 31, 1990 #	4,847,165		2,499,359
For cash on exercise of stock options	40,000	0.72	28,800
Balance December 31, 1991	4,887,165		2,528,159
For mineral property	28,000	0.71	20,000
For cash on exercise of stock options	50,000	0.68	12,500
For cash on exercise of stock options	10,000	0.73	7,500
For cash on exercise of stock options	10,000	0.28	2,800
For cash pursuant to private placement	137,000	0.50	68,500
Balance December 31, 1992	5,122,165		2,639,459
For cash on exercise of stock options	290,000	0.28	81,200
For cash on exercise of stock options	50,000	0.33	16,500
For mineral property	24,827	1.45	36,000
For cash pursuant to private placement	85,000	2.34	198,900
For cash pursuant to private placement, net of issue expense	235,046	2.13	500,930
For cash on exercise of stock options	64,000	1.08	69,120
For finders' fee	8,857	0.70	6,200
For mineral property	10,000	0.50	5,000
For finders' fee	5,000	3.30	16,500
Balance December 31, 1993 (carried forward)	5,894,895		3,569,809
Balance December 31, 1993 (brought forward)	5,894,895		3,569,809
For cash on exercise of stock options	110,000	1.08	118,800
For cash pursuant to private placement, net of issue expense	200,000	1.18	236,800
For finders' fee	10,642	0.70	7,449
For finders' fee	12,307	1.56	19,200
Balance December 31, 1994	6,227,844		3,952,058
For cash pursuant to private placement, net of issue expense	200,000	1.50	285,000
For cash pursuant to private placement, net of issue expense	75,000	1.30	94,575
For cash on exercise of stock options	120,000	1.28	153,800
For cash on exercise of stock options	250,000	1.13	282,100
For cash on exercise of share purchase warrants	100,000	1.28	128,000
For finders' fee	6,428	0.70	4,500
For mineral property	39,308	1.59	62,500
For mineral property	37,037	1.35	50,000
Balance December 31, 1995	7,055,617		5,012,533
For cash on exercise of stock options	672,000	1.08-1.49	899,100
For cash on exercise of share purchase warrants	275,000	1.40-1.50	405,000
For cash pursuant to private placement, net of issue expense	120,000	2.00	240,000
For cash pursuant to private placement, net of issue expense	620,000	3.25	1,894,100
For cash on exercise of stock options	720,000	1.43-1.86	1,221,050
For mineral property	10,000	3.20	32,000
Balance December 31, 1996	9,472,617		9,703,783
For cash on exercise of stock options	60,000	1.66-2.63	109,300
For cash on exercise of share purchase warrants	50,000	2.00	100,000
For cash pursuant to private placements, net of issue expenses	388,000	1.87	725,560
For mineral property	50,000	2.90	145,000
For cash pursuant to private placement, net of issue expenses	296,000	3.14-3.53	1,013,371
Balance December 31, 1997	10,316,617		11,797,014
For cash on exercise of share purchase warrants	359,000	1.05	376,950
For mineral property	50,000	2.90	145,000
Balance, December 31, 1998	10,725,617		12,318,964
For cash pursuant to private placement	1,370,000	0.23	308,250
For mineral property	50,000	2.90	145,000
Balance, December 31, 1999	12,145,617		12,772,214
For cash on exercise of stock options	100,000	0.35	35,000
For cash pursuant to private placement	1,000,000	0.345	345,000
For cash on exercise of share purchase warrants	10,000	0.225	2,250
For mineral properties	25,000	2.90	72,500
Balance, December 31, 2000	13,280,617		13,226,964
For mineral properties	25,000	2.90	72,500
Issuance to acquire Fairfield Minerals Ltd.	6,877,681	0.25	1,711,312
Adjustment to issued shares on amalgamation	(3,060,292)	-	-
Balance, December 31, 2001 (carried forward)	17,123,006		15,010,776
Balance December 31, 2001 (brought forward)	17,123,006		15,010,776
For cash pursuant to private placements	4,150,000	0.43-0.55	1,897,943
For cash on exercise of share purchase warrants	134,750	0.38	51,312
For purchase of mill	122,077	0.65	79,350
For mineral properties	388,889	0.90	350,000
Balance, December 31, 2002	21,918,722		17,389,381
For cash pursuant to private placements	2,773,800	0.70-2.15	2,362,704
For cash on exercise of share purchase warrants	2,771,807	0.42-0.95	1,648,664
For cash on exercise of stock options	162,750	0.30-0.55	75,973
Balance, December 31, 2003	27,627,079		21,476,722
For cash pursuant to private placements	1,722,250	1.32-2.25	2,553,913
For cash on exercise of share purchase warrants	1,503,438	0.47-1.60	1,088,919
For cash on exercise of stock options	290,000	0.30-1.37	138,984
Balance, December 31, 2004	31,142,767		25,258,538
For cash pursuant to private placements	4,206,180	1.70-1.75	5,673,615
For cash on exercise of share purchase warrants	318,250	0.80-2.25	457,125
For cash on exercise of stock options	525,300	0.27-1.37	249,981
Balance, December 31, 2005	36,192,497		31,639,259
For cash pursuant to private placements	735,153	2.75-2.90	1,793,298
For cash on exercise of share purchase warrants	5,568,605	1.75-2.25	11,965,959
For cash on exercise of stock options	1,128,000	0.27-2.35	1,257,306
Balance, December 31, 2006	43,624,255		46,655,822
For cash on exercise of share purchase warrants	58,591	1.78-2.85	192,150
For cash on exercise of stock options	786,792	0.55-2.50	1,378,430
Balance, December 31, 2007	44,469,638		48,226,402
For cash pursuant to private placements	189,500	0.70-2.50	278,319
For cash on exercise of stock options	866,691	0.45-2.50	654,671
Balance, December 31, 2008	45,525,829		49,159,392
For cash pursuant to private placements	3,293,316	0.85-0.95	1,658,465
For cash on exercise of stock options	154,000	0.39	59,752
Balance, December 31, 2009	48,973,145		50,877,609